Watsco, Inc.

2665 South Bayshore Drive, Suite 901

Coconut Grove, Florida 33133

May 5, 2008

VIA EDGAR

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 7010

Washington, D.C. 20549-7010

RE:	Watsco, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 29, 2008

File No. 1-5581

Dear Mr. Cash:

On behalf of Watsco, Inc., a Florida corporation (the “Company”), transmitted herewith are responses to the Staff’s comments to the Company’s Form 10-K for the year ended December 31, 2007 (“Form 10-K”), which comments were set forth in the Staff’s letter dated April 25, 2008 (the “Comment Letter”) to Ana M. Menendez, the Chief Financial Officer of the Company. For ease of reference, the headings and numbers of the responses coincide with the headings and comment numbers set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 9A – Controls and Procedures, page 14

1.	Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Additionally, please revise your future filings to state the full definition of disclosure controls and procedures.

Company’s Response: The Company supplementally advises and confirms to the Staff that our disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act are accumulated and timely communicated to management. The Company will revise and expand the disclosure in future filings to state the full definition of disclosure controls and procedures as follows:

Evaluation of Disclosure Controls and Procedures

Watsco, Inc. performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report. This evaluation was performed under the supervision and with the participation of management, including our Chief Executive Officer, Senior Vice President and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer, Senior Vice President and Chief Financial Officer concluded that our disclosure controls and procedures are effective. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer, Senior Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Consolidated Statements of Cash Flows

2.	In future filings, please revise your statements of cash flows to begin your reconciliation with “net income” as required by paragraph 28 of SFAS No. 95.

Company’s Response: The Company advises the Staff that in future filings we will revise our presentation of our consolidated statements of cash flows to begin our reconciliation to net cash flow from operating activities with “net income” in accordance with SFAS No. 95, “Statement of Cash Flows.”

In responding to your comments, management acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at (305) 714-4115 if you require further information.

Sincerely,

Watsco, Inc.

By:	/s/ Ana M. Menendez
Ana M. Menendez
Chief Financial Officer

cc:	Jaret Davis, Esq., Greenberg Traurig, P.A.

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